

November 19, 2010

By Facsimile and U.S. Mail

Mr. Steve Curtis
Vice President Finance, Chief Financial Officer
67 Yonge Street, Suite 1201
Toronto, Ontario
Canada M5E 1J8

    Re: Caledonia Mining Corporation
           Form 20-F for Fiscal Year Ended December 31, 2009
           Filed June 23, 2010
           File No. 000-13345

Dear Mr. Curtis,

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Engineering Comments

Form 20-F for Fiscal Year Ended December 31, 2009

1.   We note your response to prior comment 4 explaining that you do not have a current resource/reserve estimate for fiscal year 2009 that has been independently verified for the Blanket mine and that you are declining to provide the reconciliation that would be necessary to support the disclosures you have made. You indicate in your summary of significant accounting policies that the costs of producing plant and equipment are amortized using the unit-of-production method on the ratio of tonnes of ore mined or processed to the estimated proven and probable mineral reserves as defined by the

Canadian Institute of Mining, Metallurgy, and Petroleum. Please clarify whether your financial statements reflect amortization of costs associated with your mining property and equipment for each period or if you suspended recognition for any period because you had not obtained a verified reserve estimate. Please submit your amortization calculations covering each period and an explanation of the methodology applied. Any disclosures implying that you replenished your resources/reserves through exploration which you are not able to demonstrate with an engineering study should be removed.

You may contact George K. Schuler Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief